Exhibit 99.1

Sun Life declares dividends on Common and Preferred Shares payable in Q1 2026

TORONTO, Feb. 11, 2026 /CNW/ - The Board of Directors (the "Board") of Sun Life Financial Inc. (the "Company") (TSX: SLF) (NYSE: SLF) today announced that a dividend of $0.92 per share on the common shares of the Company has been declared, payable March 31, 2026 to shareholders of record at the close of business on February 25, 2026. This is the same amount as paid in the previous quarter.

The Board also announced that the following dividends have been declared on the Company's Class A Non-Cumulative Preferred Shares, payable on March 31, 2026 to shareholders of record at the close of business on February 25, 2026:

Series 3	$0.278125 per share
Series 4	$0.278125 per share
Series 5	$0.281250 per share
Series 8R	$0.264375 per share
Series 9QR	$0.223644 per share
Series 10R	$0.185438 per share
Series 11QR	$0.270493 per share

Common shares of the Company acquired under the Company's Canadian Dividend Reinvestment and Share Purchase Plan (the "Plan") will be purchased by the Plan agent on the open market through the facilities of the Toronto Stock Exchange and through the facilities of other Canadian stock exchanges and alternative Canadian trading platforms.

Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).

About Sun Life

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the U.S., the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2025, Sun Life had total assets under management of $1.60 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

To contact Sun Life media relations, please email Media.Relations@sunlife.com

To contact Sun Life investor relations, please email Investor_Relations@sunlife.com

View original content to download multimedia:https://www.prnewswire.com/news-releases/sun-life-declares-dividends-on-common-and-preferred-shares-payable-in-q1-2026-302685707.html

SOURCE Sun Life Financial Inc. - Financial News

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2026/11/c8602.html

%CIK: 0001097362

CO: Sun Life Financial Inc. - Financial News

CNW 17:02e 11-FEB-26